LINKTONE ANNOUNCES UPDATE ON COST RESTRUCTURING

SHANGHAI, China, March 6, 2006 — Linktone Ltd. (Nasdaq: LTON — News), a leading provider of wireless interactive entertainment products and services to consumers in China, today announced that as part of the Company’s previously announced cost restructuring and management transition, Chief Technology Officer Xin Ye and Vice President of Human Resources Thomas Zheng have left the Company effective as of February 28, 2006.

In late February, the Company announced changes to senior management and outlined a restructuring plan as part of its efforts to create a leaner and more efficient organization. The Company is undertaking a strategic transition designed to strengthen its financial performance and position in the wireless value-added services industry in China by creating a leaner organization, more efficiently managing expenditures and actively leveraging the strategic acquisitions made in 2005 to deliver clearer contributions in 2006 and beyond.

Acting Chief Executive Officer and Chief Financial Officer Colin Sung remarked, “The Company’s restructuring is proceeding according to plan. Appropriate internal resources have been allocated to fill the functions affected during this transition. We currently expect to complete our company-wide reorganization by the end of the current quarter. Our goal is to more effectively execute our plans of growing current business while improving margins and profitability in 2006. As Linktone enters the next level of growth in 2006, we will focus on delivering shareholder value through growing our core wireless business lines.”

Mr. Sung added, “I would also like to take this opportunity to thank Xin Ye and Thomas Zheng for their contribution to Linktone and wish them well in their future endeavors.”

About Linktone Ltd.

Headquartered in Shanghai, Linktone Ltd. is a leading provider of interactive entertainment products and services to consumers in China. Linktone provides a diverse portfolio of wireless and online content and applications, with a particular focus on media, entertainment and communications. These services are promoted through the company’s own marketing channels and through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the company develops aggregates and distributes innovative and engaging products for its growing user community to maximize the breadth, quality and diversity of its offerings. Linktone categorizes China’s wireless services landscape as “MAGIC” — Music, Advanced Gaming, Graphics, Instant Messaging and Community.

FORWARD-LOOKING STATEMENTS

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that Linktone will not be able to compete effectively in the wireless value-added services market in China and will not be able to deliver increased shareholder value for whatever reason, including competition from other service providers or penalties or suspensions for violations of the policies of the mobile operators in China; the risk that Linktone will not be able to execute internal cost reductions, effectively control its operating expenses in future periods or make expenditures that effectively differentiate Linktone’s services and brand; uncertainty regarding Linktone’s ability to attract and retain qualified personnel at all levels, particularly senior management; the risk that Linktone’s current or future management team will not be able to effectively execute on its strategic initiatives and increase efficiency in all aspects of its business; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations
Johnny Shen Linktone Ltd. Tel: 86-21-6361-1583 Email: ir@linktone.com	Brandi Piacente The Piacente Group, Inc. Tel: 212-481-2050 Email: brandi@thepiacentegroup.com